

October 4, 2022

Caron A. Lawhorn
Senior Vice President and Chief Financial Officer
ONE Gas, Inc.
15 East Fifth Street
Tulsa, Oklahoma 74103

>   **Re: ONE Gas, Inc.**
>   **Kansas Gas Service Securitization I, L.L.C.**
>   **Registration Statement on Form SF-1**
>   **Filed September 8, 2022**
>   **File Nos. 333-267322 and 333-267322-01**

Dear Caron A. Lawhorn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-1

General

1. We note that throughout the registration statement you refer to the "series supplement" to the indenture. Please explain to us why a series supplement to the indenture is necessary for the issuance of the securities and file a form of series supplement as an exhibit to your registration statement. Otherwise, please delete the references to the series supplement.

2. Please confirm that no more than 50% of the securitized utility tariff property, as measured by dollar volume, will be delinquent as of the measurement date. Refer to Item 1101(c)(2)(iv) of Regulation AB.

Form of Prospectus
Prospectus Summary of Terms
Credit enhancement, page 12

3.   We note your disclosure that "KGS may provide for other various forms of credit enhancement, including letters of credit, reserve accounts, surety bonds, and other mechanisms..." Because your filing is made on Form SF-1, the registration statement must be complete prior to effectiveness with the exception of information that may be omitted pursuant to Rule 430A. As details about forms of credit enhancement available for this offering do not relate to pricing information, your prospectus must clearly identify all credit enhancement supporting cash flows for this offering prior to effectiveness. See Securities Act Rule 430A and Items 1114 and 1115 of Regulation AB.

Legal Proceedings, page 141

4.   We note your statement that there are no legal or governmental proceedings pending against the transaction parties that are material to the securitized utility tariff bondholders. We also note, however, your disclosure under the heading "The Trustee" beginning on page 96, that there are several pending legal proceedings against the trustee in their capacity as trustee for several asset-backed securities trusts. Please revise your disclosure as necessary to reconcile these statements. See Item 1117 of Regulation AB.

Legal Matters, page 147

5.   We note your disclosure that certain legal matters relating to the issuing entity and issuance of the securitized utility tariff bonds will be passed upon by Baker Botts L.L.P., Houston, Texas and Richards, Layton & Finger, P.A., Wilmington, Delaware, and that certain other legal matters relating to the issuance of the securitized utility tariff bonds will be passed on by Anderson & Byrd, LLP, Ottawa, Kansas. However, we only see the legality opinion of Baker Botts listed on the exhibit list (in addition to their tax and constitutionality opinions, as well as a constitutionality opinion from Husch Blackwell LLP). Please revise to clarify what legal matters will be passed upon by each of the law firms, and include, to the extent required, legal opinions for each as exhibits to your registration statement.

Part II - Information Note Required in Prospectus
Item 14. Exhibits, page II-5

6.   Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction i to Item 601 of Regulation S-K.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kayla Roberts at 202-551-3490 or Arthur Sandel at 202-551-3262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance